

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2019

Eric Fitzgerald
Chairman of the Board of Directors
Aedan Financial Corp.
1390 Market Street, Suite 200
San Francisco, CA 94102

> **Re: Aedan Financial Corp**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed March 20, 2019**
> **File No. 000-55807**

Dear Mr. Fitzgerald:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction